

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3561

October 6, 2017

Brent B. Bickett
President
Cannae Holdings, Inc.
1701 Village Center Circle
Las Vegas, NV 89134

> **Re: Cannae Holdings, Inc.**
> **Amendment No. 6 to Registration Statement on Form S-4**
> **Filed October 2, 2017**
> **File No. 333-217886**

Dear Mr. Bickett:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 26, 2017 letter.

Summarized Pro Forma Balance Sheet, page 57

1. We note your response to our previous comments number 4 and 6. You state that you expect to control over 50% of the outstanding voting shares of J. Alexander's, and expect to own only approximately 34.1% of the economic interest in J. Alexander's. You further state that "the Class A and Class B Common Stock holders will together have the power to direct the significant activities of the legal entity and ratably receive returns and absorb losses, which the Company is expected to control through Class B Common Stock and Units." Based on the above, and assuming that J. Alexander's is not a VIE, please tell us how you considered the rights of the non-controlling shareholders and the impact on your ability to consolidate J. Alexander. Please provide us your analysis of the guidance in ASC 810-10-25-2 through 25-14.

Brent B. Bickett
Cannae Holdings, Inc.
October 6, 2017
Page 2

2. We note that in response to your prior comment 4, you provide a table reflecting the calculation of your expected ownership interest of J. Alexander's in terms of voting rights. Please explain to us why you consider the entire 40.8% of FNH's voting interest as the voting interest of the consolidated entity. In this regard, please explain why you have not reduced your voting interest of FNH to reflect only the 55% owned by the consolidated entity. Please advise.

3. We also note that you have provided the reasons you believe that J. Alexander's is not considered a variable interest entity. As part of this explanation, you responded that the voting rights of Class A Common Stock and Class B Common Stock and Unit holders, when taken together, are proportionate to such investor rights to receive returns and obligations to absorb losses, if any. Please provide us more detailed explanation around this criteria. For example, the table on page 3 indicates that you have 52.5% voting interest but the table on page 4 reflects only a 34.1% economic interest. It would appear that these differences result in rights that are not proportional to the voting rights. Please advise and revise your disclosure accordingly.

You may contact Aamira Chaudhry at (202) 551-3389 or Claire Erlanger at (202) 551-3301 if you have questions regarding comments on the financial statements and related matters. Please contact Donald E. Field at (202) 551-3680 or me at (202) 551-3611 with any other questions.

Sincerely,

/s/ A.N. Parker

Anne Nguyen Parker
Assistant Director
Office of Transportation and Leisure

cc: Michael J. Aiello
        Weil, Gotshal & Manges LLP